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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 3)


                         BIOSANTE PHARMACEUTICALS, INC.
                                (Name of Issuer)

                             ----------------------

                         COMMON STOCK, $0.0001 PAR VALUE
                         (Title of Class of Securities)


                                  09065 V 20 3
                                 (CUSIP Number)

                             ----------------------

                                DECEMBER 31, 2003
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  [ ] Rule 13d-1(b)
  [ ] Rule 13d-1(c)
  [X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 09065 V 20 3

------------------- --------------------------------------------------------------------------------------------------
         1          Names of Reporting Persons
                    I.R.S. Identification No. of Above Persons (Entities Only)
                            Ross Mangano
------------------- --------------------------------------------------------------------------------------------------
         2          Check the Appropriate Box if a Member of a Group               (a) [ ]
                    (See Instructions)                                             (b) [ ]
------------------- --------------------------------------------------------------------------------------------------
         3          SEC Use Only

------------------- --------------------------------------------------------------------------------------------------
         4          Citizenship or Place of Organization
                            United States of America
------------------- --------------------------------------------------------------------------------------------------
    Number of               5          Sole Voting Power
      Shares                                    2,174,542 (1)
   Beneficially     ------------------ -------------------------------------------------------------------------------
     Owned by
       Each                 6          Shared Voting Power
    Reporting                                   0
      Person        ------------------ -------------------------------------------------------------------------------
       With
                            7          Sole Dispositive Power
                                                2,174,542 (1)
                    ------------------ -------------------------------------------------------------------------------
                            8          Shared Dispositive Power
                                                0
------------------- --------------------------------------------------------------------------------------------------
         9          Aggregate Amount Beneficially Owned by Each Reporting Person
                            2,174,542 (1)
------------------- --------------------------------------------------------------------------------------------------
        10          Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
                    (See Instructions)
                            Not Applicable
------------------- --------------------------------------------------------------------------------------------------
        11          Percent of Class Represented by Amount in Row (9)
                            15.34% (2)
------------------- --------------------------------------------------------------------------------------------------
        12          Type of Reporting Person (See Instructions)
                            IN
------------------- --------------------------------------------------------------------------------------------------


(1) Includes (i) 29,006 shares of Common Stock owned by Mr. Mangano, (ii) presently exercisable options to purchase 10,000 shares of Common Stock owned by Mr. Mangano, (iii) 199,999 shares of Common Stock held in accounts of which Mr. Mangano is an advisor and/or trustee, (iv) presently exercisable warrants to purchase 99,998 shares of Common Stock held in accounts of which Mr. Mangano is an advisor and/or Trustee, (v) 1,314,027 shares of Common Stock owned by Jo & Co. and (vi) presently exercisable warrants to purchase 521,512 shares of Common Stock owned by Jo & Co.. Mr. Mangano may be deemed to beneficially own the shares of Common Stock of Jo & Co. based on his position as president thereof. Mr. Mangano disclaims beneficial ownership of all shares not personally owned by him.

(2) Calculated based on 13,547,905 issued and outstanding shares of Common Stock as reported on the Company's Form 10-QSB for the quarter ended September 20, 2003.

CUSIP NO. 09065 V 20 3

------------------- --------------------------------------------------------------------------------------------------
         1          Names of Reporting Persons
                    I.R.S. Identification No. of Above Persons (Entities Only)
                             Jo & Co.
------------------- --------------------------------------------------------------------------------------------------
         2          Check the Appropriate Box if a Member of a Group              (a) [ ]
                    (See Instructions)                                            (b) [ ]
------------------- --------------------------------------------------------------------------------------------------
         3          SEC Use Only

------------------- --------------------------------------------------------------------------------------------------
         4          Citizenship or Place of Organization
                             Indiana Corporation
------------------- --------------------------------------------------------------------------------------------------
    Number of               5          Sole Voting Power
      Shares                                    1,835,539 (3)
   Beneficially     ------------------ -------------------------------------------------------------------------------
     Owned by
       Each                 6          Shared Voting Power
    Reporting                                   0
      Person        ------------------ -------------------------------------------------------------------------------
       With
                            7          Sole Dispositive Power
                                                1,835,539 (3)
                    ------------------ -------------------------------------------------------------------------------
                            8          Shared Dispositive Power
                                                0
------------------- --------------------------------------------------------------------------------------------------
         9          Aggregate Amount Beneficially Owned by Each Reporting Person
                            1,835,539 (3)
------------------- --------------------------------------------------------------------------------------------------
        10          Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
                    (See Instructions)
                            Not Applicable
------------------- --------------------------------------------------------------------------------------------------
        11          Percent of Class Represented by Amount in Row (9)
                            12.95% (4)
------------------- --------------------------------------------------------------------------------------------------
        12          Type of Reporting Person (See Instructions)
                            CO
------------------- --------------------------------------------------------------------------------------------------


(3) Includes (i) 1,314,027 shares of Common Stock owned by Jo & Co. and (vi) warrants to purchase 521,512 shares of Common Stock owned by Jo & Co..

(4) Calculated based on 13,547,905 issued and outstanding shares of Common Stock as reported on the Company's Form 10-QSB for the quarter ended September 20, 2003.

         This Third Amendment (the "Amendment") further modifies the Schedule 13G previously filed by Ross J. Mangano with respect to shares beneficially owned by him and Jo & Co., and Indiana corporation ("Jo & Co."), with respect to shares beneficially owned by it, on February 14, 2001, as previously amended by
(i) that certain Amendment No. 1 filed on February 14, 2002 and (ii) that certain Amendment No. 2 filed on February 14, 2003.

         This Amendment relates to the common stock (the "Common Stock") of BioSante Pharmaceuticals, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 111 Barclay Boulevard, Lincolnshire, Illinois 60069.

         This Schedule 13G is amended by replacing Item 4 with the following:

         (a) As of December 31, 2003, Mr. Mangano's beneficial ownership includes (i) 29,006 shares of Common Stock owned by Mr. Mangano, (ii) presently exercisable options to purchase 10,000 shares of Common Stock owned by Mr. Mangano, (iii) 199,999 shares of Common Stock held in accounts of which Mr. Mangano is an advisor and/or trustee, (iv) presently exercisable warrants to purchase 99,998 shares of Common Stock held in accounts of which Mr. Mangano is an advisor and/or Trustee,
                  (v) 1,314,027 shares of Common Stock owned by Jo & Co. and
                  (vi) warrants to purchase 521,512 shares of Common Stock owned by Jo & Co. Mr. Mangano may be deemed to beneficially own the shares of Common Stock of Jo & Co. based on his position as president thereof. Mr. Mangano disclaims beneficial ownership of all shares not personally owned by him.

                  As of December 31, 2003, Jo & Co.'s beneficial ownership includes (i) 1,314,027 shares of Common Stock and (ii) presently exercisable warrants to purchase 521,512 shares of Common Stock.

         (b) As of December 31, 2003, Mr. Mangano owns 15.34% and Jo & Co. owns 12.95% of the issued and outstanding shares of Common Stock. These percentages are calculated on the basis of 13,547,905 shares of Common Stock issued and outstanding as reported on the Company's Form 10-QSB for the quarter ended September 30, 2003.


                            [signature page attached]

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  February 12, 2004                  /s/ ROSS J. MANGANO
                                          --------------------------------------
                                          Ross J. Mangano


                                          Jo & Co.

                                          By:   /s/ ROSS J. MANGANO
                                             -----------------------------------
                                          Name: Ross J. Mangano
                                          Its:  President